Exhibit 99.1

Resolutions of the Annual General Meeting of Members

TAINAN, Taiwan – August 28, 2019 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, held its annual general meeting on August 28th, 2019, which passed the following resolutions:

1. Shareholder(s) Adoption of the Company’s 2018 Audited Accounts and Financial Reports

2. Retirement and Re-election of Mr. Yuan-Chuan Horng as an Independent Director of the Company

3. Shareholder(s) Adoption of the Company’s Amended and Restated 2011 Long-Term Incentive Plan by Extending its Duration for Three Years to September 6, 2022

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